UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)1

TheMaven, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88339B102
(CUSIP Number)

DANIEL B. WOLFE
180 DEGREE CAPITAL CORP.
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
Telephone: 212-451-2250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339B102

1	NAME OF REPORTING PERSONS: 180 Degree Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,000,000 shares (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,000,000 shares (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 shares (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 8.8% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1) The 4,000,000 shares of Common Stock reported herein are issuable upon conversion of 1,320 shares of Series H Preferred Stock at the election of the Reporting Person subject to a beneficial ownership limitation of 4.99%. The 4.99% beneficial ownership limitation can be increased up to 9.99% at the election of the Reporting Person by providing 61 days’ notice to the Issuer. The Reporting Person has provided such notice and, accordingly, the 9.99% beneficial ownership limitation does not currently limit the conversion of any of the Series H Preferred Stock held by the Reporting Person.
(2) Excludes shares of Common Stock underlying shares of Series I Preferred Stock and Series J Preferred Stock held by the Reporting Person which are not currently convertible as further set forth in Item 6.
(3) The percentage reported herein is based upon a denominator that is the sum of (i) 40,355,654 shares of Common Stock outstanding as of November 20, 2020, as set forth in the Issuer’s Definitive Consent Statement on Form DEF 14A filed with the Securities and Exchange Commission on November 24, 2020, and (ii) the number of shares issuable upon conversion of Series H Preferred Stock within 60 days of this filing.

CUSIP No. 88339B102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On November 24, 2020, 180 Degree Capital Corp. and B. Riley Financial, Inc. delivered a letter to the Board of Directors of the Issuer (the "Board") requesting the resignation of five members of the Board effective immediately: David Bailey, Chairman John A. Fichthorn, Josh Jacobs, Peter B. Mills and Rinku Sen (the “Letter”). A copy of the Letter is filed as Exhibit 99.1 to this Schedule 13D and is incorporated by reference herein. As indicated in the Letter, B. Riley Financial, Inc. and certain of its affiliates (collectively, "B. Riley") and the Reporting Person, are prepared to commence a consent solicitation to solicit consents from other stockholders to remove those five members of the Board if they do not resign. The Reporting Person and B. Riley have also had discussions with the Issuer’s management, certain of those five directors and the remaining members of the Board regarding proposed individuals to be appointed or elected to the Board. The Reporting Person together with B. Riley may be deemed to be a group (the “Group”) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). 180 Degree Capital Corp. and B. Riley Financial, Inc., have entered into a Group Agreement, dated as of November 25, 2020 (the “Group Agreement”), with respect to the removal of the directors as described in the Letter. A copy of the Group Agreement is filed as Exhibit 99.2 to this Schedule 13D and is incorporated by reference herein. Each member of the Group will file a separate Schedule 13D or Schedule 13D amendment as required by the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, containing the required information. No member of the Group assumes any responsibility for the information contained in the Schedule 13D or Schedule 13D amendment filed by any other member of the Group. Additionally, in the event that the Group shall be deemed to be the beneficial owner of all of the securities of the Issuer reported in the Schedule 13Ds or Schedule 13D amendments filed by the members of the Group, the Reporting Person shall not be deemed to be the beneficial owner of the securities of the Issuer reported in the Schedule 13D or Schedule 13D amendment filed by any other member of the Group, and the Reporting Person expressly disclaims beneficial ownership of any securities of the Issuer other than those reported in this Schedule 13D.

Item 5. Interest in the Securities of the Issuer

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)(b) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person. The percentage reported therein is based upon a denominator that is the sum of (i) 40,355,654 shares of Common Stock outstanding as of November 20, 2020, as set forth in the Issuer’s Definitive Consent Statement on Form DEF 14A filed with the Securities and Exchange Commission on November 24, 2020, and (ii) the number of shares issuable upon conversion of Series H Preferred Stock within 60 days of this filing. See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition. Except as otherwise noted, no person set forth on Schedule A directly owns any shares of Common Stock as of the date hereof.

(c) The Reporting Person has not entered into any transactions shares of Common Stock of the Issuer during the past 60 days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that it does not directly own. The Reporting Persons specifically disclaims beneficial ownership of the securities reported owned by other members of the Group that it does not directly own.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and to add the following:

On November 25, 2020, the Group entered into the Group Agreement (the “Group Agreement”), pursuant to which, among other things, the Group agreed (i) to solicit proxies or written consents in connection with the Solicitation, (ii) to take such other actions as the Group deems necessary or advisable to achieve the foregoing, (iii) and that the Group’s expenses incurred in connection with the Solicitation would be shared equally by the Reporting Person and B. Riley.

In addition to the Series H Preferred Stock of the Issuer reported owned herein, as of the date hereof, the Reporting Person beneficially owns 5,000 shares of the Issuer’s Series I Preferred Stock and 1,000 shares of the Issuer’s Series J Preferred Stock. The Reporting Person may be deemed to beneficially own an additional 5,250 shares of Series J Preferred Stock of the Issuer that are held by a separately managed account (“SMA”) managed by the Reporting Person. The Reporting Person disclaims beneficial ownership of the shares held by the SMA except to the extent of its pecuniary interest therein. Each of the Series I Preferred Stock and Series J Preferred Stock are not currently convertible into Common Stock and only become convertible into Common Stock if the Issuer amends its Articles of Incorporation to authorize additional shares of Common Stock. This amendment has not been filed and/or accepted by the State of Delaware as of the date of this filing.

At the time of investment in the Series I and Series J Preferred Stock, the Reporting Person entered into voting agreements (the “Voting Agreements”) that provide for James Heckman and Robert Scott, jointly and severally, for the shares owned directly by the Reporting Person and Ross Levinsohn and Robert Scott, jointly and severally, for the shares owned by the SMA, with full right of substitution to vote the Reporting Person's and the SMA’s shares of Series I and Series J Preferred Stock in favor of any resolution presented to the shareholders of the Issuer (a) to approve an Amendment (as defined in the Securities Purchase Agreement for each of the Series I Preferred Stock and Series J Preferred Stock) and (b) to approve a reverse split of the Issuer’s Common Stock in any amount of 2 to 1 up to 100 to 1, such amount to be determined in the discretion of the Board of Directors of the Issuer. These voting agreements are not revocable by the Reporting Person.

The description of the Voting Agreements is qualified in its entirety by reference to the full text of the Voting Agreements, copies of which are attached hereto as Exhibits 99.3, 99.4 and 99.5 and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1    Letter to the Board of Directors of the Issuer, from 180 Degree Capital Corp. and B. Riley Financial, Inc., dated November 24, 2020.

Exhibit 99.2    Group Agreement, by and among 180 Degree Capital Corp. and B. Riley Financial, Inc., dated November 25, 2020.

Exhibit 99.3    Voting Agreement, by and among 180 Degree Capital Corp., James Heckman and Robert Scott, dated June 28, 2019.

Exhibit 99.4    Voting Agreement, by and among 180 Degree Capital Corp., James Heckman and Robert Scott, dated October 7, 2019.

Exhibit 99.5    Voting Agreement, by and among 180 Degree Capital Corp., Ross Levinsohn and Robert Scott, dated September 4, 2020.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2020

180 DEGREE CAPITAL CORP.

By: /s/ Daniel B. Wolfe
Name: Daniel B. Wolfe
Title: President